UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Good Harbor Partners Acquisition Corp.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

382094 209

(CUSIP Number)

William McCluskey
340 East 63rd Street, #6-A
New York, NY 10065
(212) 371-0928

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia 22102
Attention: Mark Wishner, Esq.
(703) 749-1300

October 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382094 209

1.	Names of Reporting Persons William McCluskey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,200,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,200,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.2% (1)

14.	Type of Reporting Person (See Instructions) IN
(1) Based on 5,950,100 shares of common stock outstanding as of October 24, 2008.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $.0001 per share (“Common Stock”), of Good Harbor Partners Acquisition Corp, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 79 Byron Road, Weston, MA 02493.

Item 2.	Identity and Background

This Schedule 13D is being filed by William McCluskey (the “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Schedule 13D relates to 1,200,000 shares of Common Stock held by the Reporting Person (the “Shares”). The Reporting Person has the sole voting and dispositive power over the Shares.

The business address of the Reporting Person is 340 East 63rd Street, #6-A, New York, NY 10065.

During the past five years, the Reporting Person has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On October 20, 2008, the Reporting Person purchased the Shares pursuant to a subscription agreement. The Reporting Person paid $0.05 per share of Common Stock for aggregate consideration for the Shares of $60,000.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Shares for investment purposes.  The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares.  The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and, take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which he now owns or may hereafter acquire.
At the date of this Statement, the Reporting Person has no plans or proposals which would result in:

(a)	acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)
Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer

As of the date of this report, the Reporting Person is the beneficial owner of an aggregate of 1,200,000 shares of Common Stock, which represents approximately 20.2% of the Common Stock outstanding as of October 24, 2008. The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, all of the Shares.

All of the percentages calculated in this statement are based upon an aggregate of 5,950,100 shares of Common Stock outstanding as of October 24, 2008.

There have been no transactions in the securities of the Issuer by the Reporting Person in the 60 days immediately preceding the date of this report.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the purchase of the Shares described in Item 3, the Reporting Person entered into a voting trust agreement with the Issuer, pursuant to which the Reporting Person granted full power to vote the Shares to the trustees named therein. The voting trust agreement will terminate upon the earlier of (1) the sale of all of the Shares or (2) a date fixed by the trustees, of which they shall give notice in writing at least 20 business days in advance.

Item 7.	Material to be Filed as Exhibits

Exhibit 1. Form of Good Harbor Partners Acquisition Corp. Subscription Agreement (included as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 24, 2008, and incorporated herein by reference).

Exhibit 2. Form of Good Harbor Partners Acquisition Corp. Voting Trust Agreement (included as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 24, 2008, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2008

/s/ William McCluskey William McCluskey